SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Long form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
 (Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
PO Box 0819-08730
El Dorado, Panama City
 Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82_____.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 10, 2006
Banco Latinoamericano de Exportaciones, S.A.

	By:	/s/ Pedro Toll

	Name:	Pedro Toll
	Title:	Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Net Income of US$16.7 million for the First Quarter of 2006

First Quarter 2006 Financial Highlights:

•

Operating Income (1) increased 4% to US$9.2 million compared to the previous quarter.  Excluding revenues on the restructured portfolio, Operating Income grew 7%, and 183% with respect to the fourth quarter of 2005 and the first quarter of 2005, respectively.

•

Net Income grew 2% to US$16.7 million, or US$0.44 per share.  As a result of lower credit provision reversals on the impaired portfolio, net income decreased US$13.6 million when compared to the first quarter of 2005.

•	For the third consecutive quarter, disbursements exceeded US$2 billion, while the client base grew 8% in the quarter.

•	Operating expenses decreased 15% to US$6.3 million compared to the previous quarter.

Panama City, Republic of Panama, May 10, 2006 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the first quarter ended March 31, 2006.

The table below depicts selected key financial figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Financial Figures

(US$ million, except percentages and per share amounts)	1Q05	4Q05	1Q06

Net Income	$30.2	$16.4	$16.7
EPS (2)	$0.78	$0.43	$0.44
Return on Average Equity	18.4%	10.6%	11.1%
Tier 1 Capital Ratio	40.9%	33.7%	32.2%
Net Interest Margin	1.66%	1.77%	1.62%
Book Value per common share	$15.36	$16.19	$15.40

(2) Earnings per share calculations are based on the average number of shares outstanding during each period.

(1) Operating Income refers to net income excluding reversals of provisions for credit losses and recovery of impairment loss on securities.

Comments from the Chief Executive Officer

Jaime Rivera, Chief Executive Officer of Bladex, stated the following regarding the quarter’s results:

“With a successful first quarter behind us, we are off to a solid start for 2006.  During what is the seasonally weakest period of the year, we were able to improve upon the solid operating income results achieved last quarter.

In terms of revenue, what drove our results was the expansion of our client base and gains realized from our treasury function, offset by unprecedentedly low credit spreads.  The new corporate client activity has already allowed us to reverse the thinning trend in spreads.  Notably, we were able to convert the lower underlying risk perception in the market into our advantage through gains in our securities portfolio.  In our opinion, this supports our strategy of converting the treasury function into a revenue center.

We continue to be pleased with our success in replacing the revenue generated by our restructured portfolio, which has been collected almost in its entirety.  Operating income, excluding net revenues on the restructured portfolio, has nearly tripled in the last year.

In terms of expenses, the first quarter followed our pattern of cost reductions when compared to the relatively heavy year-end period.  The 15% seasonal reduction in expenses reported this quarter, however, is nearly double the 8% realized in the first quarter of 2005.

Other initiatives are moving forward as well.  The deployment of our new technology platform is about 75% done, and the approval by the U.S. Federal Reserve Board of our representative office in Miami will allow us to accelerate the pace of our intermediation in US - Latin America trade flows.

Our opinion on the macro environment for the rest of the year in the Region remains largely positive.  While we are watching both the political landscape and oil prices carefully, we believe the strong demand for the Region’s products will result in healthy growth rates for the year, a pattern which we expect will benefit our business.

Lastly, on behalf of the Board of Directors and all of us at Bladex, I’d like to thank our shareholders for their overwhelming support of all motions presented during the recent Annual Shareholders’ Meeting.”

BUSINESS OVERVIEW

With new client activity and the successful conversion of the Bank’s Treasury into a profit center, the Bank has replaced the revenue stream associated with the impaired portfolio, which a year ago amounted to over 55% of operating income.  In contrast, over 99% of the first quarter’s operating income was generated by the Bank’s core business.

Business origination during the January – March period was strong; for the third consecutive quarter, Bladex disbursed credits in excess of US$2 billion.  Disbursements of US$2.1 billion during the quarter were US$953.9 million, or 86% above the level of the first quarter of 2005.  Most notably, the Bank reduced the seasonal effect typical of the weak first quarter to less than a third of the decrease in business a year ago.

At March 31, 2006, the Bank’s credit portfolio stood at US$3.6 billion, US$42.6 million below the level as of December 31, 2005, and US$678.5 million, or 23% above that as of March 31, 2005.  The quarter-to-quarter reduction in the total portfolio was mostly the result of diminished trade volumes following the seasonal surge in oil-related transactions at the end of 2005.  However, during the quarter, the non-trade and investment securities portfolios grew by US$252.6 million, or 26%, as the Bank continued to replace its restructured non-trade exposure in Argentina with new credits.

In addition, during the first quarter, new transactions across the entire Region resulted in an improved geographic diversification of the business (the distribution of the Bank’s credit portfolio by country can be found in Exhibit VI).

The Bank’s client diversification initiative is bearing fruit, as new clients representing an increase of 8% from the 2005 year-end client base were added during the first quarter, slightly above the Bank’s expectations for the period.

NET INTEREST INCOME AND MARGINS

The table below shows the Bank’s net interest income, net interest margin and net interest spread for the periods indicated:

(In US$ million, except percentages)

	1Q05	4Q05	1Q06

Interest Income:
Accruing assets	$21.8	$34.4	$37.8
Non-accruing assets	4.9	0.7	0.3
Interest Expense	(15.5)	(22.6)	(26.5)
Net Interest Income	$11.1	$12.5	$11.6

Net Interest Margin (1)	1.66%	1.77%	1.62%
Net Interest Spread (2)	0.70%	0.69%	0.44%

(1) Net interest income divided by average balance of interest-earning assets.
(2) Average rate of average interest-earning assets, less average rate of average interest-bearing liabilities.

1Q06 vs. 4Q05

Net interest income for the first quarter of 2006 totaled US$11.6 million, down US$0.9 million, or 7%, from the previous quarter.  Net interest margin (“NIM”) and net interest spread (“NIS”) decreased 15 bps and 25 bps, respectively.

These reductions were mainly due to:

i.	The impact of increasing market interest rate levels on the Bank’s short-term, liability-sensitive, interest rate gap (-9 bps in NIM, -12 bps in NIS);

ii.	Thinner average lending spreads (-9 bps in NIM, -8 bps in NIS);

iii.	The increased dividend expense on the Bank’s preferred shares, following the declaration of the special dividend in February, 2006 (-4 bps in NIM, -5 bps in NIS); and

iv.	The positive effect of increasing market interest rates on the re-pricing of interest-earning assets (+7 bps in NIM).

In March 2006, the richer pricing on the Bank’s loans to corporate clients reversed the diminishing lending spread trend:

1Q06 vs. 1Q05

As shown in the table on page 5, when compared to the first quarter of 2005, net interest income for the first quarter of 2006 increased US$0.4 million, or 4%, resulting from higher market interest rates which had a positive effect in the re-pricing of interest-earning assets, and from increased average balances on the Bank’s accruing loan and investment portfolio.  These factors were partially offset by the reduction of the Bank’s richly priced non-accruing portfolio, which was the main reason for the decrease in both net interest margin and net interest spread.

COMMISSION INCOME

The following table provides a breakdown of commission income for the periods indicated:

(In US$ thousands)

	1Q05	4Q05	1Q06

Letters of credit	$650	$1,176	$981
Guarantees:
Country risk guaranty	184	319	409
Other guarantees	669	60	29
Loans and other	94	134	160
Commission Income	$1,598	$1,689	$1,580

Commission Expense	(11)	(22)	(8)
Commission Income, net	$1,587	$1,667	$1,571

During the first quarter of 2006, commission income, net, decreased by US$95 thousand, or 6%, mostly due to a seasonal decrease in the volume of Letters of Credit and Acceptances, related mostly to oil transactions.

The US$16 thousand or 1% decline in the commission income, net during the first quarter of 2006, compared to the first quarter of 2005, was mainly attributed to restructured guaranteed loan fees that were recognized in the first quarter of 2005 when the related loans were prepaid.

TREASURY INCOME

The Bank is moving forward with its plans to leverage its capital and knowledge of the Region to realize profits from its treasury function.  Consistent with this approach, revenues from gains on the sale of securities available for sale and from hedging activities, during the first quarter of 2006, amounted to US$2.4 million compared to US$2.3 million during the fourth quarter of 2005.

PROVISION FOR CREDIT LOSSES

(In US$ million)

	1Q05	4Q05	1Q06

Reversal (provision) for loan losses	7.3	15.8	(3.8)
Reversal (provision) for losses on off-balance sheet credit risk	2.9	(8.3)	11.2
Total reversal of provision for credit losses before the cumulative effect on prior periods of a change in the credit loss reserve methodology	$10.2	$7.5	$7.4
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	2.7	0.0	0.0
Total reversal of provision for credit losses	$12.9	$7.5	$7.4

The US$7.4 million reversal of provision for credit losses during the first quarter of 2006 was mainly driven by:

i.	A US$5.7 million reversal of specific credit provisions assigned to Argentine and Brazilian restructured credits, reflecting payments during the quarter; and

ii.	A US$1.7 million reversal of generic credit provisions, resulting from changes in the overall portfolio composition.

The following table sets forth the allowance for credit losses for the periods indicated:

(In US$ million)

	For the three months ended

	31-MAR-05	30-JUN-05	30-SEP-05	31-DEC-05	31-MAR-06

Allowance for credit losses
At beginning of period	$139.5	$121.6	$113.4	$103.3	$91.5
Reversal of provision for credit losses	(10.2)	(8.1)	(12.5)	(7.5)	(7.4)
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	(2.7)	0.0	0.0	0.0	0.0
Loan recoveries (1)	0.1	0.0	2.4	0.1	0.0
Loans written-off against the allowance for loan losses	(5.1)	0.0	0.0	(4.4)	0.0

Balance at end of period	$121.6	$113.4	$103.3	$91.5	$84.1

(1) In 2005, the amount was mostly related to a loan recovery from a Mexican corporation, which was charged-off in the year 2000.

OPERATING EXPENSES

The following table shows a breakdown of the components of operating expenses for the periods indicated:

(In US$ thousands)

	1Q05	4Q05	1Q06

Salaries and other employee expenses	$3,096	$4,102	$3,530
Depreciation of premises and equipment	244	188	174
Professional services	639	994	701
Maintenance and repairs	282	322	269
Other operating expenses	1,373	1,801	1,653
Total Operating Expenses	$5,633	$7,407	$6,327

1Q06 vs. 4Q05

Quarterly expenses decreased by US$1.1 million, or 15%, mostly as a result of i) the impact of the early adoption of FAS 123R (related to stock-based compensation), whose cost for the entire year of 2005 was accounted for in the fourth quarter of 2005; ii) lower severance related expenses; and iii) lower legal and professional services mostly related to new business initiatives.

1Q06 vs. 1Q05

Operating expenses increased by US$0.7 million, or 12%, mostly due to increased expenses associated with the strengthening of the Bank’s sales team.

CREDIT PORTFOLIO

As of March 31, 2006, 77% of the Bank’s outstanding credit portfolio (excluding the non-accruing credits and investment securities), was scheduled to mature within one year, compared to 78% as of December 31, 2005, and 84% as of March 31, 2005.

As of March 31, 2006, the Bank’s non-accruing portfolio amounted to US$28.8 million, or 0.8%, of the total credit portfolio, compared to US$42.2 million, or 1.2%, of the total credit portfolio at December 31, 2005.  Net of reserves for credit losses, the non-accruing portfolio at March 31, 2006 amounted to US$16.0 million, representing 0.5% of the total net credit portfolio.

The geographic composition of the Bank’s credit portfolio for the dates indicated was as follows:

	March 31, 2006

	Argentina	Brazil	Colombia	Chile	Peru	Rest of Countries	Total	Total 31-DEC-05	Total 31-MAR-05
Transaction-Type
Trade	35%	79%	21%	61%	89%	61%	65%	72%	77%
Non-Trade	14%	15%	56%	28%	11%	31%	25%	21%	13%
Investment Securities	13%	6%	23%	11%	0%	8%	9%	6%	6%
Non-Accrual	38%	0%	0%	0%	0%	0%	1%	1%	5%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

Client-Type
Financial Entities (1)	52%	65%	95%	89%	47%	63%	68%	70%	78%
Non-Financial Entities	48%	35%	5%	11%	53%	37%	32%	30%	22%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

(1) Financial entities include sovereign borrowers.

PERFORMANCE AND CAPITAL RATIOS

The following table sets forth the return on average stockholders’ equity and the return on average assets for the periods indicated:

	1Q05	4Q05	1Q06

ROE (return on average stockholders’ equity)	18.4%	10.6%	11.1%
ROA (return on average assets)	4.6%	2.3%	2.3%

Although the Bank is not subject to the capital adequacy requirements of the U.S. Federal Reserve Board, if the U.S. Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank’s Tier 1 and Total Capital Ratios at the dates indicated would be as follows:

	31-MAR-05	31-DEC-05	31-MAR-06

Tier 1 Capital Ratio	40.9%	33.7%	32.2%
Total Capital Ratio	42.2%	35.0%	33.5%

At March 31, 2006, the total number of common shares outstanding was 37.8 million, compared to 38.1 million as of December 31, 2005, and compared to 38.9 million at March 31, 2005.  The decrease in the number of common shares outstanding since March 31, 2005 has been the result of the US$50 million open-market share repurchase program approved by the Board of Directors on August 5, 2004, under which the Bank had bought US$26.1 million in shares through March 31, 2006.

OTHER EVENTS

•

Annual Shareholders’ Meeting – Bladex’s Annual Shareholders’ Meeting took place on April 18, 2006, in Panama City, Panama.  At this meeting, Mr. Will C. Wood was re-elected as Director representing the Class E shareholders, and Mr. Gonzalo Menéndez Duque and Mr. Jaime Rivera were re-elected as Directors representing all classes of shareholders.  In addition, shareholders approved the Bank’s audited financial statements for the fiscal year ended December 31, 2005, and the appointment of KPMG as the Bank’s independent auditors for the fiscal year ending December 31, 2006. The Board of Directors re-appointed Mr. Gonzalo Menéndez Duque as Chairman of the Board.

•

Special and Quarterly Common Dividend Payments – On April 6, 2006, the Bank paid a special cash dividend in the amount of US$1.00 per common share, along with the regular quarterly dividend of US$0.1875 per share, to the holders of record as of March 24, 2006.

•

Representative Office in Miami approved by the U.S. Federal Reserve Bank –On March 27, 2006, the U.S. Federal Reserve Bank approved Bladex’s application to establish a representative office in Miami, Florida.

•	Cayman Islands Subsidiaries – On February 21, 2006, the Bank established two subsidiaries under the laws and supervision of the Cayman Islands, in connection with its treasury revenue initiative.

•

Class A Shareholders’ Meeting - A meeting with representatives of the Class A shareholders took place in Miami, Florida, on March 13, 2006.  During the meeting, the Bank began discussions aimed at building the required 75% super-majority support needed from the Class A shareholders in connection with changes to the Bank’s Articles of Incorporation, designed to align it with current best practices in the industry.

Note: Various numbers and percentages set out in this press release have been rounded and, accordingly, may not total exactly.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income in future periods, including income derived from the treasury function, the improvement in the financial strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through March 31, 2006, Bladex had disbursed accumulated credits of over US$138 billion.

CONSOLIDATED BALANCE SHEETS	EXHIBIT I

	(A) Mar. 31, 2005	(B) Dec. 31, 2005	(C) Mar. 31, 2006	(C) - (B) CHANGE	%	(C) - (A) CHANGE	%

	(In US$ millions, except percentages)
ASSETS
Cash and due from banks	$1	$1	$1	($0)	(8)%	($0)	(13)%
Interest-bearing deposits with banks (1)	246	229	149	(80)	(35)	(97)	(40)
Securities available for sale	147	182	287	105	58	140	95
Securities held to maturity	28	27	26	(0)	(1)	(1)	(5)
Loans	2,312	2,610	2,590	(20)	(1)	278	12
Less:
Allowance for loan losses	(88)	(39)	(43)	(4)	10	45	(51)
Unearned income and deferred loan fees	(5)	(6)	(5)	0	(8)	(0)	0

Loans, net	2,219	2,565	2,541	(24)	(1)	323	15

Customers’ liabilities under acceptances	59	111	47	(63)	(57)	(12)	(20)
Premises and equipment, net	3	3	3	(0)	(2)	(0)	(8)
Accrued interest receivable	20	30	35	4	15	15	73
Derivatives financial instruments - assets	0	0	2	2	443	2	0
Other assets	45	11	13	2	18	(31)	(70)

TOTAL ASSETS	$2,767	$3,159	$3,105	($55)	(2)%	$337	12%

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Demand	$14	$28	$22	($7)	(23)%	$8	57%
Time	810	1,018	1,122	104	10	313	39

Total deposits	823	1,047	1,144	98	9	321	39

Short-term borrowings and placements	751	761	688	(73)	(10)	(63)	(8)
Medium and long-term borrowings and placements	389	534	519	(15)	(3)	129	33
Acceptances outstanding	59	111	47	(63)	(57)	(12)	(20)
Accrued interest payable	13	15	20	6	38	8	61
Reserve for losses on off-balance sheet credit risk	33	52	41	(11)	(21)	7	22
Redeemable preferred stock (US$10 par value)	9	5	5	0	4	(3)	(39)
Other liabilities	93	18	58	39	214	(35)	(38)

TOTAL LIABILITIES	$2,170	$2,542	$2,522	($20)	(1)%	$352	16%

STOCKHOLDERS’ EQUITY
Common stock, no par value, assigned value of US$6.67	280	280	280
Additional paid-in capital in excess of assigned value	134	134	134
Capital reserves	95	95	95
Retained earnings	180	213	184
Treasury stock	(93)	(106)	(111)
Accumulated other comprehensive income	1	1	(1)

TOTAL STOCKHOLDERS’ EQUITY	$597	$617	$582	($34)	(6)%	($15)	(3)%

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,767	$3,159	$3,105	($55)	(2)%	$337	12%

(1)	Interest-bearing deposits with banks includes pledged certificates of deposit in the amount of US$5.0 million at March 31, 2006 and December 31, 2005, and US$4.2 million at March 31, 2005.

CONSOLIDATED STATEMENTS OF INCOME	EXHIBIT II

	FOR THE THREE MONTHS ENDED

	(A) Mar. 31, 2005	(B) Dec. 31, 2005	(C) Mar. 31, 2006	(C) - (B) CHANGE	%	(C) - (A) CHANGE	%

(In US$ thousands, except percentages and per share amounts)
INCOME STATEMENT DATA:
Interest income	$26,676	$35,127	$38,109	$2,981	8%	$11,433	43%
Interest expense	(15,528)	(22,630)	(26,527)	(3,898)	17	(10,999)	71

NET INTEREST INCOME	11,148	12,498	11,581	(916)	(7)	434	4
Reversal (provision) for loan losses	7,302	15,803	(3,772)	(19,574)	(124)	(11,074)	(152)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	18,450	28,301	7,810	(20,491)	(72)	(10,640)	(58)

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	2,885	(8,283)	11,183	19,467	(235)	8,298	288
Commission income, net	1,587	1,667	1,571	(95)	(6)	(16)	(1)
Derivatives and hedging activities	0	2,336	(170)	(2,507)	(107)	(170)	n.a. (*)
Recovery of impairment loss on securities	10,069	0	0	0	n.a. (*)	(10,069)	(100)
Net gain on sale of securities available for sale	152	(40)	2,568	2,608	(6,534)	2,416	1,585
Other income, net	0	(26)	15	41	(155)	14	4,007

NET OTHER INCOME	14,694	(4,347)	15,167	19,514	(449)	473	3

OPERATING EXPENSES:
Salaries and other employee expenses	(3,096)	(4,102)	(3,530)	572	(14)	(435)	14
Depreciation of premises and equipment	(244)	(188)	(174)	14	(7)	70	(29)
Professional services	(639)	(994)	(701)	293	(29)	(62)	10
Maintenance and repairs	(282)	(322)	(269)	53	(17)	14	(5)
Other operating expenses	(1,373)	(1,801)	(1,653)	149	(8)	(280)	20

TOTAL OPERATING EXPENSES	(5,633)	(7,407)	(6,327)	1,080	(15)	(694)	12
INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	$27,511	$16,546	$16,650	$104	1	($10,861)	(39)
Cumulative effect on prior periods (to Dec. 31, 2004) of a change in the credit loss reserve methodology	2,733	0	0	0	n.a. (*)	(2,733)	(100)
Cumulative effect on prior year (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation	0	(150)	0	150	(100)	0	n.a. (*)

NET INCOME	$30,245	$16,396	$16,650	$254	2%	($13,594)	(45)%

PER COMMON SHARE DATA:
Income per share before cummulative effect of changes in accounting principles	0.71	0.43	0.44
Cumulative effect on prior periods (to Dec. 31, 2004) of a change in the credit loss reserve methodology	0.07	—	—
Net income per share	0.78	0.43	0.44
Diluted earnings per share before cummulative effect of changes in accounting principles	0.70	0.43	0.43
Cumulative effect on prior periods (to Dec. 31, 2004) of a change in the credit loss reserve methodology	0.07	—	—
Diluted earnings per share	0.77	0.43	0.43
Pro forma amounts, assuming the changes in accounting principles are applied retroactively:
Net Income as originally reported	$27,511	$16,546	$16,650
Net Income	$27,511	$16,546	$16,650
Net Income per share	0.71	0.43	0.44
Diluted earnings per share	0.70	0.43	0.43

COMMON SHARES OUTSTANDING:
Period average	38,895	38,097	38,065

PERFORMANCE RATIOS:
Return on average assets	4.6%	2.3%	2.3%
Return on average stockholders’ equity	18.4%	10.6%	11.1%
Net interest margin	1.66%	1.77%	1.62%
Net interest spread	0.70%	0.69%	0.44%
Total operating expenses to total average assets	0.85%	1.03%	0.86%

(*)	“n.a.” means not applicable.

SUMMARY CONSOLIDATED FINANCIAL DATA (Consolidated Statement of Income, Balance Sheets, and Selected Financial Ratios)	EXHIBIT III

	FOR THE THREE MONTHS ENDED MARCH 31,

	2005	2006

(In US$ thousands, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income	$11,148	$11,581
Reversal of provision for loan losses and off-balance sheet credit risk	10,188	7,412
Commission income, net	1,587	1,571
Derivatives and hedging activities	0	(170)
Recovery of impairment loss on securities	10,069	0
Net gain on sale of securities available for sale	152	2,568
Other income, net	0	15
Operating expenses	(5,633)	(6,327)

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE
	$27,511	$16,650
Cumulative effect on prior years (to Dec. 31, 2004) of a change in the credit loss reserve methodology	2,733	0

NET INCOME	$30,245	$16,650

BALANCE SHEET DATA (In US $millions):
Investment securities	175	313
Loans, net	2,219	2,541
Total assets	2,767	3,105
Deposits	823	1,144
Short-term borrowings and placements	751	688
Medium and long-term borrowings and placements	389	519
Total liabilities	2,170	2,522
Stockholders’ equity	597	582

PER COMMON SHARE DATA:

Net income per share	0.78	0.44
Diluted earnings per share	0.77	0.43
Pro forma amounts, assuming the change in accounting principle are applied retroactively:
Net Income as originally reported	$27,511	$16,650
Net Income	$27,511	$16,650
Net Income per share	0.71	0.44
Diluted earnings per share	0.70	0.43

Book value (period average)	17.12	15.96
Book value (period end)	15.36	15.40

COMMON SHARES OUTSTANDING: (thousands)
Period average	38,895	38,065
Period end	38,887	37,815

ASSET QUALITY RATIOS:
Non-accruing loans and investments to total loan and investment portfolio (1)	5.2%	0.6%
Charge offs net of recoveries to total loan portfolio (1)	0.2%	0.0%
Allowance for loan losses to total loan portfolio (1)	3.8%	1.7%
Allowance for loan losses to non-accruing loans	83.9%	237.7%
Allowance for losses on off-balance sheet credit risk to total contingencies and acceptances	8.2%	6.1%

CAPITAL RATIOS:
Stockholders’ equity to total assets	21.6%	18.8%
Tier 1 capital to risk-weighted assets	40.9%	32.2%
Total capital to risk-weighted assets	42.2%	33.5%

(1) Loan portfolio is presented net of unearned income and deferred loan fees.

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES	EXHIBIT IV

	FOR THE THREE MONTHS ENDED,

	March 31, 2005			December 31, 2005			March 31, 2006

	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE

INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$142	$0.9	2.47%	$161	$1.6	4.00%	$185	$2.0	4.42%
Loans, net of unearned income & deferred loan fees	2,159	18.2	3.37	2,375	29.6	4.87	2,473	32.7	5.30
Impaired loans	211	4.9	9.33	40	0.7	6.86	22	0.3	5.68
Investment securities	205	2.7	5.27	231	3.2	5.45	217	3.0	5.56

TOTAL INTEREST EARNING ASSETS	$2,717	$26.7	3.93%	$2,807	$35.1	4.90%	$2,896	$38.1	5.26%

Non interest earning assets	62			103			105
Allowance for loan losses	(98)			(58)			(38)
Other assets	6			12			13

TOTAL ASSETS	$2,687			$2,865			$2,975

INTEREST BEARING LIABILITITES

Deposits	$818	$5.3	2.58%	$989	$10.3	4.07%	$1,006	$11.4	4.54%
Short-term borrowings and placements	699	5.0	2.89	572	5.9	4.03	665	7.9	4.76
Medium and long-term borrowings and placements	409	5.2	5.09	544	6.4	4.63	530	7.2	5.43

TOTAL INTEREST BEARING LIABILITIES	$1,926	$15.5	3.22%	$2,106	$22.6	4.21%	$2,201	$26.5	4.82%

Non interest bearing liabilities and other liabilities	$95			$147			$167

TOTAL LIABILITIES	2,021			2,252			2,368

STOCKHOLDERS’ EQUITY	666			612			608

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,687			$2,865			$2,975

NET INTEREST SPREAD			0.70%			0.69%			0.44%

NET INTEREST INCOME AND NET INTEREST MARGIN		$11.1	1.66%		$12.5	1.77%		$11.6	1.62%

CONSOLIDATED STATEMENT OF INCOME (In US$ thousands, except percentages & ratios)	EXHIBIT V

							FOR THE THREE MONTHS ENDED MAR 31/06
	YEAR ENDED DEC 31/04	FOR THE THREE MONTHS ENDED				YEAR ENDED DEC 31/05

		MAR 31/05	JUN 30/05	SEP 30/05	DEC 31/05

INCOME STATEMENT DATA:
Interest income	$76,152	$26,676	$25,061	$29,959	$35,127	$116,823	$38,109
Interest expense	(34,127)	(15,528)	(15,122)	(18,291)	(22,630)	(71,570)	(26,527)

NET INTEREST INCOME	42,025	11,148	9,939	11,668	12,498	45,253	11,581

Reversal (provision) for loan losses	111,400	7,302	7,129	23,921	15,803	54,155	(3,772)
NET INTEREST INCOME AFTER REVERSAL OF PROVISION FOR LOAN LOSSES	153,425	18,450	17,069	35,589	28,301	99,408	7,810

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	871	2,885	998	(11,381)	(8,283)	(15,781)	11,183
Commission income, net	5,928	1,587	1,024	1,546	1,667	5,824	1,571
Derivatives and hedging activities	48	0	0	2	2,336	2,338	(170)
Recovery of impairment loss on securities	0	10,069	0	137	0	10,206	0
Net gain on sale of securities available for sale	2,922	152	93	0	(40)	206	2,568
Gain on early extinguishment of debt	6	0	0	0	0	0	0
Other income, net	(117)	0	21	13	(26)	8	15

NET OTHER INCOME	9,658	14,694	2,137	(9,684)	(4,347)	2,801	15,167

TOTAL OPERATING EXPENSES	(21,352)	(5,633)	(5,616)	(6,034)	(7,407)	(24,691)	(6,327)

INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	141,730	27,511	13,590	19,871	16,546	77,518	16,650
Cumulative effect on prior periods (to Dec. 31, 2004) of a change in the credit loss reserve methodology	0	2,733	0	0	0	2,733	0
Cumulative effect on prior periods (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation	0	0	0	0	(150)	(150)	0

NET INCOME	$141,730	$30,245	$13,590	$19,871	$16,396	$80,101	$16,650

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Income per share before cummulative effect of changes in accounting principles	$3.61	$0.71	$0.35	$0.52	$0.43	$2.01	$0.44
Cumulative effect of changes in accounting principles	—	0.07	—	—	—	0.07	—

Net income per share	$3.61	$0.78	$0.35	$0.52	$0.43	$2.08	$0.44

Diluted earnings per share before cummulative effect of changes in accounting principles	$3.60	$0.70	$0.35	$0.51	$0.43	$1.99	$0.43
Cumulative effect of changes in accounting principles	—	0.07	—	—	—	0.07	—

Diluted earnings per share	$3.60	$0.77	$0.35	$0.51	$0.43	$2.06	$0.43

Pro forma, amounts assuming the changes in accounting principles are applied retroactively:
Net Income as originally reported	$141,730	$27,511	$13,590	$19,871	$16,546	$77,518	$16,650
Effect on prior periods of a change in the credit loss reserve methodology	(8,244)	—	—	—	—	—	—

Effect on prior period (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation	(150)	—	—	—	—	—	—
Net Income	$133,336	$27,511	$13,590	$19,871	$16,546	$77,518	$16,650
Net Income per share	$3.40	$0.71	$0.35	$0.52	$0.43	$2.01	$0.44
Diluted earnings per share	$3.39	$0.70	$0.35	$0.51	$0.43	$1.99	$0.43

PERFORMANCE RATIOS
Return on average assets	5.8%	4.6%	2.2%	3.0%	2.3%	3.0%	2.3%
Return on average stockholders’ equity	22.8%	18.4%	9.0%	13.0%	10.6%	12.9%	11.1%
Net interest margin	1.65%	1.66%	1.60%	1.78%	1.77%	1.70%	1.62%
Net interest spread	0.98%	0.70%	0.60%	0.73%	0.69%	0.67%	0.44%
Total operating expenses to average assets	0.88%	0.85%	0.90%	0.91%	1.03%	0.93%	0.86%

EXHIBIT VI

CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ millions)

COUNTRY	(A) 31MAR05	(B) 31DEC05	(C) 31MAR06	(C) - (B)	(C) - (A)

ARGENTINA	$102	$71	$72	$1	$ (30)
BOLIVIA	0	0	5	5	5
BRAZIL	1,278	1,453	1,366	(88)	87
CHILE	340	315	297	(18)	(44)
COLOMBIA	209	261	366	105	157
COSTA RICA	40	86	102	16	62
DOMINICAN REPUBLIC	81	128	123	(4)	42
ECUADOR	82	204	150	(54)	68
EL SALVADOR	66	102	89	(13)	23
GUATEMALA	40	45	49	4	10
HONDURAS	6	27	25	(1)	19
JAMAICA	22	47	73	26	50
MEXICO	360	204	235	31	(126)
NICARAGUA	2	2	2	(0)	0
PANAMA	80	176	237	61	157
PERU	117	230	242	11	124
TRINIDAD & TOBAGO	58	177	82	(96)	24
URUGUAY	0	7	7	0	7
VENEZUELA	4	60	47	(13)	43
OTHER	8	21	5 (1)	(15)	(3)

TOTAL CREDIT PORTFOLIO (2)	$2,894	$3,616	$3,573	$ (43)	$678

UNEARNED INCOME AND COMMISSION (3)	(5)	(6)	(5)	0	(0)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND DEFERRED LOAN FEES	$2,889	$3,610	$3,568	$ (42)	$678

(1)	Includes credits granted to supranational banks and to entities operating in OECD countries outside Latin America.

(2)

Includes book value of loans, fair value of investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, reimbursement undertakings and guarantees covering commercial and country risks and credit commitments).

(3)	Represents unearned income and commission in respect of loans.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on May 11, 2006 at 11:00 a.m., New York City time.  For those interested in participating, please dial (800) 946-0785 in the United States or, if outside the United States, (719) 457-2661.  Participants should use conference ID# 8508343, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at www.blx.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through May 18, 2006.  Please dial (888) 203-1112 or (719) 457-0820, and follow the instructions.  The Conference ID# for the replayed call is 8508343.

For more information, please access www.blx.com or contact:

Carlos Yap S.
Senior Vice President, Finance
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box: 0819-08730
Panama City, Panama
Tel: (507) 210-8563
Fax: (507) 269-6333
e-mail address: cyap@blx.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Melanie Carpenter / Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
e-mail address: bladex@i-advize.com